UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SPECTRE INDUSTRIES, INC.
(Exact name of registrant as
specified in its corporate charter)

0-30573
Commission File No.

Nevada	98-0226032
(State or other jurisdiction of incorporation or organization)	(IRS Employer identification No.)

#6-260 E. Esplanade, North Vancouver
British Columbia, Canada V7L 1A3
(Address of principal executive offices)

(604) 984-0400
(Issuer's Telephone Number)

SPECTRE INDUSTRIES, INC.
#6-260 E. Esplanade, North Vancouver
British Columbia, CANADA V7L 1A3

__________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

___________________________

NO VOTE OR OTHER ACTION BY SPECTRE CORPORATION'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

____________________________

GENERAL

This Information Statement is being delivered on or about May 17, 2004 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Spectre Industries, Inc. ("Spectre") to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of a proposed Agreement and Plan of Merger (the "Merger") among Advanced Custom Sensor, Inc., a California corporation ("ACS"), and Spectre Merger Sub, Inc. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Pursuant to the Agreement and Plan of Merger, Spectre will exchange with the shareholders of ACS newly issued shares of its Common Stock for all of the outstanding securities of ACS. At the closing of the Merger, ACS will become a wholly owned subsidiary of Spectre and Spectre will continue the business of ACS. The Agreement and Plan of Merger also contemplates, as a precondition to the Merger, a prior merger between Spectre Merger Sub, Inc., a California corporation and a wholly-owned subsidiary of Spectre, and ACS, with ACS being the surviving corporation. The contemplated transactions shall constitute a reverse triangular merger.

Effective June 7, 2004, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, Michael Young and Hanlin Chen will be appointed as directors of our company. The resignation of one of our current directors, Ian Grant and the appointment of Messrs. Young and Chen are made as a condition of the Merger. In addition, Ian Grant will be resigning as our President.

The Boards of Directors of each of the entities have approved the proposed Merger. This Information Statement is being furnished to Shareholders to provide them with certain information concerning the Merger.

Set forth below are the general terms and conditions of the Merger.

 - At the closing, Spectre will issue to the shareholders of ACS shares of Common Stock representing 65% of the then issued and outstanding capital stock of Spectre after giving effect to the Merger, in exchange for all of the issued and outstanding shares of ACS.

 - The current members of ACS's board of directors, Michael Young and Hanlin Chen will be appointed to the board of directors of Spectre.

The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of California, which is expected to occur on or about June 7, 2004.

In connection with the Merger, Michael Young will be appointed Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President and a Director; and Hanlin Chen will be appointed a Director of Spectre. Because of the change in ownership and the composition of the board upon completion of the Merger there will be a change in control of Spectre.

Please read this Information Statement carefully. It describes the terms of the Merger and its effect on Spectre and contains biographical and other information concerning the executive officers and directors after the Merger. Additional information about the Merger will be contained in Spectre's Current Report on Form 8-K ("Form 8-K") to be filed following the filing of this Schedule 14F-1 upon closing of the Merger. All Spectre filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Spectre filings may be obtained from the SEC's website at http://www.sec.gov.

BUSINESS OF ACS

ACS is a supplier of thin-film and micromachined force and pressure sensors to the medical, chemical, oil, and gas industries. Additionally, ACS offers several services, such as strain gauge installation, MEMS packaging, and sensor module design and manufacturing.

ACS was founded by an engineering management team with over 50 years of MEMS transducer experience. Their objective is to provide high quality sensors and transducers at an economical price by employing innovative designs and creative manufacturing methods. ACS offers a variety of Digital Pressure Gauges, Pressure Transducers, Pressure Sensors, Force Beams, Load Cells, Strain Gauges and Sensor Kits.

PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF CURRENT MANAGEMENT

As of the Record Date, we had a total of 20,878,082 shares of Common Stock ($0.001 par value per common share) issued and outstanding.

The following table sets forth, as of the Record Date, certain information with respect to the beneficial ownership of our Common Stock by each stockholder known by us to be the beneficial owner of more than 5% of our Common Stock, as well as by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Ian S. Grant 260 East Esplanade Unit 6 North Vancouver, British Columbia Canada V7L 1A3	1,000,000	4.8%
Matthew Markin 11278 Sunshine Terrace Studio City, California 91604	Nil	0%
Directors and Executive Officers as a Group	1,000,000 common shares	4.8%

(1) Based on 20,878,082 shares of common stock issued and outstanding as of the Record Date. Except as otherwise indicated, we believe that the beneficial owners of the Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

SECURITY OWNERSHIP OF PROPOSED MANAGEMENT

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Michael Young	Nil	0%
Hanlin Chen	Nil	0%
Proposed Directors and Executive Officers as a Group	Nil	0%

(1) Based on 20,878,082 shares of common stock issued and outstanding as of the Record Date.

PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and executive officers on June 7, 2004 upon closing of the Merger and compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Michael Young	Director, Chief Executive Officer, President and Chief Financial Officer	45	June 7, 2004 (all positions)
Hanlin Chen	Director	46	June 7, 2004
Matthew Markin	Director	38	October 20, 2003

Business Experience

The following is a brief account of the education and business experience during at least the past five years of our director, executive officer and key employee, indicating his principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Michael Young founded and has served for seven years as CEO of ACS. Previously, his 19-year career includes MEMS design, fabrication, packaging and applications development at Rosemount, Endevco, Hughes Aircraft and other firms. He is responsible for leading ACS given his technical expertise and a broad range of business experiences with ACS. He holds a Master of Science degree in mechanical engineering from Stanford University.

Hanlin Chen began serving as the Chairman and CEO of China Automotive Systems in 2003. Prior to this appointment, Mr. Chen was the general manager of Jiulong Power Steering Company Limited from 1992 to 1997. Mr. Chen holds a MBA from Barrington University and serves as a board member of Political Consulting Committee of Jingzhou city and vice president of Foreign Investors Association.

Matthew Markin has, since 1999, served as President of The Markin Group of Companies specializing in raising capital that businesses require for long-term growth, and advising firms on strategic matters involving mergers, acquisitions and other transactions. Prior to that Mr. Markin served as Vice President of The Neptune Management Corp., a leader in the United States in the death care and insurance industry. Prior to that Mr. Markin served as president for the Canyon Financial and Abacus Equities Corp., both investments banking firms in the United States.

Board Committees and Meetings

We do not have a standing audit, nominating or compensation committee at the present time. Our company did not hold any formal board meetings during the year ended December 31, 2003. All the proceedings of the Board were conducted by resolutions consented to in writing by all of our directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution are, according to the Nevada General Corporate Law and our by-laws, as valid and effective as if they had been at a meeting of the directors duly called and held.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

We currently do not have an audit nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year in an amount exceeding $60,000.

None of the current directors or officers of our company are related by blood or marriage.

EXECUTIVE COMPENSATION

During the year ended December 31, 2003, we did not grant any stock options or stock appreciation rights to any of our directors or officers. There were no stock options exercised during the year ended December 31, 2003 and there were no stock options or stock appreciation rights outstanding as of December 31, 2003. The following table sets forth all compensation for the fiscal years ended December 31, 2002, 2003 earned by our Chief Executive Officer for services rendered to us:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Ian S. Grant President, Chief Executive Officer and Director(1)	2003 2002 2001	$132,991(2) (4) $66,500(2) $115,000(2)	- - $281,000(3)	- - -	- - -	- - -	- - -	- - -

(1) Mr. Grant was appointed President and Chief Executive Officer in June of 1998. He was elected to the Board of Directors on January 1, 1999.

(2) Represents payments by us to I.S. Grant & Company, pursuant to our contract with I.S. Grant & Company. Mr. Grant also received a car allowance in the amount of $6,000 in 2001, 2002 and 2003. See Item 12 "Certain Relationships And Related Transactions".

(3) Mr. Grant acquired 1,000,000 common shares in our capital on January 4, 2000 as a bonus for services provided to us, which were valued at $281,000 or $0.281 per share.

(4) Represents amounts that have accrued and are payable to I.S. Grant and Company to June 30, 2003, and payable to Ian Grant for the balance of the fiscal year thereafter.

No other executive officer of our company received annual salary and bonus in excess of $100,000.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of Spectre.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires Spectre's executive officers, directors and persons who beneficially own more than 10% of Spectre's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Spectre with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto, Spectre is unaware of any delinquent filings.

DATED: May 12, 2004

SPECTRE INDUSTRIES, INC.
/s/ Ian S. Grant___ Title: President